SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D*
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                             Visible Genetics Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   92829S104
                                (CUSIP Number)

                             Peter K. Hilal, M.D.
                           c/o Hilal Capital Management
                         60 East 42nd Street, Suite 1946
                           New York, New York 10105
                                (212) 953-1003
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 15, 1999
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See rule 13d-7 for other parties to whom copies are to be sent.


                              (Page 1 of 3 pages)
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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act.

CUSIP No. 92829S104                 13D                    Page 2 of 3 Pages

      This Amendment No. 1 amends the statement on Schedule 13D which was filed on July 15, 1999 (the "Schedule 13D") by the undersigned with respect to
(i) shares of common stock, no par value (the "Common Stock") of Visible Genetics, Inc. (the "Company"); (ii) Series A Convertible Preferred shares, convertible into Common Stock of the Company ("Preferred Stock"); and (iii) warrants issued by the Company that entitle the holder to purchase Common Stock (the "Warrants"), issued by Visible Genetics Inc., a Canadian corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

      Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

                          *               *              *
This amendment only amends Item 3, the second paragraph of which is hereby replaced with the following:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of all of the shares of Common Stock, Preferred Stock, and Warrants directly owned by HCQP is $1,780,200; HCLP is $672,240; HCI is $2,252,942; and the Account is
$2,595,246. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by managed accounts over which Dr. Hilal has dispositive power is $4,067,534. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Dr. Hilal is $664,956. Neither HCP nor HCM owns directly any shares of Common Stock.

                          *               *              *

CUSIP No. 92829S104                 13D                    Page 3 of 3 Pages

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 2, 1998

                                /s/
                                Dr. Peter K. Hilal, individually, and as
                                managing member of Hilal Capital Partners LLC, on behalf of itself and on behalf of
                                Hilal Capital, LP and Hilal Capital QP, LP as the general partner thereof, and as managing member of Hilal Capital Management LLC, on behalf of itself.

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